UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number:  001-33869

Star Bulk Carriers Corp.
(Translation of registrant’s name into English)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 are the financial results of Star Bulk Carriers Corp. (the “Company”) for the third quarter of 2008 and the nine months ended September 30, 2008.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-153304) which was filed with the U.S. Securities and Exchange Commission on September 2, 2008, as amended.

Exhibit 1

Set forth below are the Company’s financial results for the third quarter of 2008 and the nine months ended September 30, 2008.

Fleet Profile (As of November 24, 2008)

Vessel Name	Type	DWT	Year Built

Star Alpha	Capesize	175,075	1992

Star Beta	Capesize	174,691	1993

Star Sigma	Capesize	184,400	1991

Star Ypsilon	Capesize	150,940	1991

Star Gamma	Supramax	53,098	2002

Star Delta	Supramax	52,434	2000

Star Epsilon	Supramax	52,402	2001

Star Zeta	Supramax	52,994	2003

Star Theta	Supramax	52,425	2003

Star Kappa	Supramax	52,055	2001

Star Omicron	Supramax	53,489	2005

Star Cosmo	Supramax	52,247	2005

Grand Total	12	1,106,250

The Company commenced operations during the fourth quarter of 2007 (December 3, 2007) and therefore it is unable to present a meaningful comparison of its first nine months and/or third quarter of 2008 and 2007 results.

Third Quarter 2008 Results

For the quarter ended September 30, 2008, Voyage Revenues amounted to $65.18 million and Operating Income amounted to $37.64 million.  Net Income for the third quarter of 2008 was $35.24 million representing $0.63 earnings per share calculated on 55,873,973 weighted average number of shares, basic and $0.62 earnings per share calculated on 56,971,504 weighted average number of shares, diluted.

The above Net Income figure includes:

•	Gain of $1.02 million, or $0.02 per basic and diluted share, in connection with the sale of the vessel Star Iota.

•
Amortization of fair value of below/above market acquired time charters of $16.89 million, or $0.30 per basic and diluted share, respectively, attributable to the amortization of the fair value of time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to net revenue.

•
Expenses of $0.44 million, or $0.01 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the vesting portion of a total of 315,000 restricted common shares issued to directors.

Excluding all the above items for the quarter ended September 30, 2008, Net Income would have amounted to $17.77 million, or $0.32 earnings per share calculated on 55,873,973 weighted average number of shares, basic and $0.31 earnings per share calculated on 56,971,504 weighted average number of shares, diluted.

EBITDA for the third quarter of 2008 was $51.64 million. Adjusted EBITDA for the same period excluding all the above items was $34.17 million.  Please see later in this release for a reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities.

An average of 12.1 vessels were owned and operated during the third quarter of 2008, earning an average Time Charter Equivalent, or TCE rate of $62,156 per day.  Adjusted to exclude the effect of the amortization of time charters attached to vessels acquired at above or below market rates, the TCE rate for the third quarter of 2008 was $45,756.  The Company refers you to the information under the heading “TCE rate and adjusted TCE rate” later in this release for further information regarding its calculation of TCE rate.

Nine Months ended September 30, 2008 Results

For the nine months ended September 30, 2008, Voyage Revenues amounted to $166.10 million and Operating Income amounted to $88.53 million.  Net Income for the nine months ended September 30, 2008 was $83.54 million representing $1.63 earnings per share calculated on 51,201,845 weighted average number of shares, basic and $1.54 earnings per share calculated on 54,200,802 weighted average number of shares, diluted.

The above Net Income figure includes:

•	Vessel impairment loss of $3.63 million, or $0.07 per basic and diluted share, in connection with the sale of the vessel Star Iota.

•
Amortization of fair value of below/above market acquired time charters of $51.81 million, or $1.01 and $0.96 per basic and diluted share, respectively, attributable to the amortization of the fair value of time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as increases to net revenue.

•
Expenses of $2.66 million, or $0.05 per basic and diluted share, respectively, relating to the amortization of stock based compensation recognized in connection with -the vesting of a portion of a total of 315,000 restricted common shares issued to directors.

Excluding all the above items for the nine months ended September 30, 2008, Net Income would have amounted to $38.0 million representing $0.74 earnings per share calculated on 51,201,845 weighted average number of shares, basic and $0.70 earnings per share calculated on 54,200,802 weighted average number of shares, diluted.

EBITDA for the nine months ended September 30, 2008 was $123.54 million. Adjusted EBITDA for the same period excluding all the above items was $78.01 million.  Please see later in this release for a reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities.

An average of 10.3 vessels were owned and operated during the nine months ended September 30, 2008, earning an average TCE rate of $63,489 per day.  Adjusted to exclude the effect of the amortization of time charters attached to vessels acquired at above or below market rates, the time charter equivalent rate for the nine months ended

September 30, 2008 was $43,353.  The Company refers you to the information under the heading “TCE rate and adjusted TCE rate” later in this release for further information regarding its calculation of TCE rate.

Fleet Developments

Vessel deliveries

On September 18, 2008, the Company took delivery of the Capesize dry bulk carrier vessel Star Ypsilon which the Company had agreed to acquire on June 3, 2008 for approximately $87.2 million. The vessel is chartered for a period of approximately three years, with the charter expiring in July 2011.

On October 6, 2008, the Company delivered the Star Iota, a Panamax bulk carrier to its buyers. The Company had previously entered into an agreement to sell the Star Iota for approximately $18.4 million.

Following the above transactions, the Company’s fleet is currently comprised of 12 vessels of an average age of 9.5 years with a total capacity of 1,106,250 dwt including four Capesize and eight Supramax vessels.

New Charter Party Agreement

The Star Beta has entered into a short term period employment with Brazil’s Companhia Vale do Rio Doce (Vale) for a minimum of two and a maximum of four months at the gross daily rate of $15,500 for the first 50 days and $25,000 for the days beyond 50 plus a repositioning ballast bonus of $525,000.

Currently, the Company has secured 100% of its operating days in 2008, 74% in 2009 and 64% in 2010 under time charters.

Other Developments

The Company commenced an arbitration proceeding as complainant against Oldendorff Gmbh & Co. KG of Germany (“Oldendorff”), seeking damages resulting from Oldendorff’s repudiation of a charter relating to the Star Beta.  The Star Beta had been time chartered by a subsidiary of the Company to Industrial Carriers Inc. of Ukraine (“ICI”).  Under that time charter, ICI was obligated to pay a gross daily charter hire rate of $106,500 until February 2010. In January 2008, ICI sub-chartered the vessel to Oldendorff for one year at a gross daily charter hire rate of $130,000 until February 2009.  In October 2008, ICI assigned its rights and obligations under the sub-charter to a subsidiary of the Company in exchange for ICI being released from the remaining term of the ICI charter.  According to press reports, ICI subsequently filed for protection from its creditors in a Greek insolvency proceeding.  Oldendorff notified the Company that it considers the assignment of the sub-charter to be an effective repudiation of the sub-charter by ICI. The Company believes that the assignment was valid and that Oldendorff has erroneously repudiated the sub-charter.

On November 3, 2008, the SEC declared effective a Registration Statement on Form F-3 relating to the resale of shares held by F5 Capital, the nominee of  TMT Co. Ltd. (“TMT”) .  In August 2008, TMT alleged that it had suffered unspecified damages arising from an alleged breach by the Company of a purported obligation under the Master Agreement, dated January 12, 2007.  As of the date hereof, no claim has been filed by TMT or any affiliate thereof against the Company.

Share Buyback Program update

The Company, under the share and warrant repurchase program announced on January 24, 2008 has repurchased as of November 24, 2008 977,000 shares of common stock for $7,458,828 (average $7.63 per share) and 1,362,500 warrants for $5,474,363 (average $4.02 per warrant).  During the third quarter, the Company has repurchased 700,000 shares of common stock for $5,667,420 (average $8.10 per share).  Moreover, post quarter-end and during the month of October 2008, the Company purchased an additional 225,000 shares of common stock for $1,204,702.50 (average $5.35 per share).

The Company has paid an aggregate of $12,933,191 for the repurchased securities leaving $37,066,809 of repurchasing capacity in the Company’s $50,000,000 share and warrant buyback program.

Summary of Selected Data

(TCE rate in Dollars in thousands)
	Three months Ended	Nine months Ended
	September 30, 2008	September 30, 2008

Average number of vessels(1)	12.1	10.3

Number of vessels	13	13

Average age of operational fleet (in years) (2)	10.6	10.6

Ownership days (3)	1,116	2,818

Available days (4)	1,056	2,629

Voyage days for fleet (5)	1,030	2,573

Fleet Utilization (6)	92%	91%

Time charter equivalent rate(7)	62,156	63,489

(1)
Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of its fleet during the period divided by the number of calendar days in that period.

(2)	Average age of operational fleet is calculated as at September 30, 2008.

(3)	Ownership days are the total calendar days each vessel in the fleet was owned by the Company for the relevant period.

(4)
Available days for the fleet are the total calendar days the vessels were in possession for the relevant period after subtracting for off-hire days with major repairs dry-docking or special or intermediate surveys or transfer of ownership.

(5)
Voyage days are the total days the vessels were in the Company’s possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6)	Fleet utilization is calculated by dividing voyage days by ownership days for the relevant period and takes into account the dry-docking periods.

(7)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses) or time charter equivalent revenue or TCE revenue by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  The Company refers you to the information under the heading “TCE rate and adjusted TCE rate” later in this release for further information regarding its calculation of TCE rate.

During the nine months ended September 30, 2008, the Company’s fleet utilization was significantly affected by the dry-docking and upgrading expenses of the five vessels, Star Beta, Star Iota, Star Theta, Star Delta and Star Alpha which resulted in 190 off-hire days.  Excluding off-hire days due to scheduled dry-dockings, fleet utilization would amount to approximately 98% for third quarter and nine months period ended September 30, 2008, respectively.

TCE rate and adjusted TCE rate

The Company reports TCE revenues, a non-GAAP measure, because management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure and because management uses TCE revenues in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.  TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because the Company believes that it presents useful information to investors.

The Company excluded amortization of the fair value of below/above market acquired time charters agreements, to derive the adjusted TCE rate.

The following table reflects the calculation of the Company’s TCE rates and adjusted TCE rates as reflected in the unaudited interim consolidated condensed income statements for the three and nine month periods ended September 30, 2008:

(In thousands of U.S. dollars)	Three months Ended September 30, 2008	Nine months Ended September 30, 2008

Voyage revenues	65,179	166,100

Voyage expenses	(1,158)	(2,743)

Time Charter equivalent revenues	64,021	163,357

Total voyage days for fleet	1,030	2,573

Time charter equivalent (TCE) rate	62,156	63,489

Voyage revenues	65,179	166,100

Less:

Amortization of fair value of above/below market acquired time charter agreements	(16,892)	(51,811)

Voyage expenses	(1,158)	(2,743)

Adjusted Time Charter equivalent revenues	47,129	111,546

Total voyage days for fleet	1,030	2,573

Adjusted Time charter equivalent (TCE) rate	45,756	43,353

Dividend Payment

On November 17, 2008, the Company declared a cash and stock dividend on its common stock totaling $0.36 per common share.  The dividend payment consists of a cash portion in the amount of $0.18 per share with the remaining half of the dividend payable in the form of newly issued common shares. The amount of newly issued shares will be based on the volume weighted average price of the Company’s shares on the Nasdaq Global Market during the five trading days before November 25, 2008. The dividend will be payable on or about December 1, 2008 to stockholders of record on November 28, 2008.

The Company also announced that management and directors who currently hold approximately 10.3 million of the Company’s common shares have committed to reinvest the cash portion of their dividend into newly issued shares in a private placement at the same weighted average price, thereby electing to effectively receive the full amount of their dividend in the form of newly issued shares.

By paying a portion of this quarterly dividend in the form of newly issued shares, the Company has limited the cash outlay to approximately $8 million and conserved $11.6 million of cash.

EBITDA and adjusted EBITDA Reconciliation

The Company considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and its calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position; it is used by its lenders as a measure of its compliance with certain loan covenants; and because the Company believes that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters  associated with time charters attached to vessels acquired the vessel impairment adjustment relating to the sale of Star Iota and expenses relating to the amortization of stock – based compensation recognized during the period to derive adjusted EBITDA.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(In thousands of U.S. dollars)	Three months Ended	Nine months Ended
	September 30, 2008	September 30, 2008

Net cash provided by operating activities	36,045	83,692
Net increase (decrease) in current assets	618	2,500
Net decrease in current liabilities, excluding current portion of long term debt	(4,864)	(12,954)
Amortization of fair value of above/below market acquired time charter agreements	16,892	51,811
Amortization of deferred Finance fees	(66)	(147)
Vessel impairment adjustment	1,017	(3,625)
Equity Incentive plan compensation expenses	(436)	(2,658)
Other non-cash	31	(43)
Net Interest expense	2,403	4,966

EBITDA	51,640	123,542

Less:
Amortization of fair value of above/below market acquired time charter agreements	(16,892)	(51,811)
Vessel impairment adjustment	(1,017)	-
Plus:
Stock – based compensation	436	2,658
Vessel impairment loss	-	3,625
Adjusted EBITDA	34,167	78,014

Financial Statements

The unaudited interim consolidated condensed income statements, balance sheets, and cash flow Statements include the accounts of the Company and its wholly owned subsidiaries and of its predecessor Star Maritime Acquisition Corp.

Income Statements

The following are the Company’s unaudited interim consolidated condensed income statements for the three and the nine month periods ended September 30, 2007 and 2008:

(In thousands of U.S. dollars except for share and per share data)	3-month period ended September 30, 2007	9-month period ended September 30, 2007	3-month period ended September 30, 2008	9-month period ended September 30, 2008
	Unaudited	Unaudited	Unaudited	Unaudited
REVENUES:
Voyage revenues	-	-	65,179	166,100

Voyage expenses	-	-	1,158	2,743
Vessel operating expenses	-	-	9,413	19,746
Drydocking expenses	-	-	837	7,229
Depreciation	1	2	13,993	35,039
Management fees	-	-	477	1,067
Vessel impairment adjustment	-	-	(1,017)	3,625
General and administrative expenses	248	1,704	2,682	8,126
Operating (loss) income	(249)	(1,706)	37,636	88,525

Interest and finance costs	-	-	(2,617)	(5,859)
Interest income	1,192	3,503	214	893
Other	-	-	11	(22)
Total other income (expenses), net	1,192	3,503	(2,392)	(4,988)

Net income	943	1,797	35,244	83,537

Earnings per share, basic	0.03	0.06	0.63	1.63
Earnings per share, diluted	0.03	0.06	0.62	1.54

Weighted average number of shares outstanding, basic	29,026,924	29,026,924	55,873,973	51,201,845
Weighted average number of shares outstanding, diluted	29,026,924	29,026,924	56,971,504	54,200,802

Balance Sheet

The following are the Company’s unaudited consolidated condensed balance sheets as at December 31, 2007 and September 30, 2008:

(In thousands of U.S. dollars except for share and per share data)
	December 31,	September 30,
	2007	2008
ASSETS		(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	18,985	4,894
Trade accounts receivable	-	584
Inventories	598	763
Prepaid expenses and other receivables	299	918
Due from related party		4
Due from managers	-	1,068
Vessel held-for-sale	-	16,579
Total Current Assets	19,882	24,810

FIXED ASSETS
Advances for vessels to be acquired	118,242	-
Vessels and other fixed assets, net	262,946	837,299
Total Fixed Assets	381,188	837,299

OTHER NON-CURRENT ASSETS
Deferred finance charges	600	1,478
Due from managers	120	180
Fair value of above market acquired time charter agreements	1,952	15,650
Restricted cash	-	13,010
TOTAL ASSETS	403,742	892,427

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt	-	44,500
Accounts payable	168	2,497
Due to related party	480	1,112
Accrued liabilities	1,493	5,808
Due to managers	-	115
Deferred revenue	916	4,110
Total Current Liabilities	3,057	58,142

NON-CURRENT LIABILITIES
Long term debt	-	260,500
Fair value of below market acquired time charter agreements	25,307	51,872
Accrued liabilities	-	1,717
Other non-current liabilities	-	43
Total Non-current Liabilities	25,307	314,132

STOCKHOLDERS’ EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2007 and September 30, 2008	-	-
Common Stock, $0.01 par value, 100,000,000 shares authorized; 42,516,433 and 54,652,400 shares issued and outstanding at December 31, 2007 and September 30, 2008, respectively	425	546
Additional paid in capital	368,454	472,384
Retained earnings	6,499	47,223
Total Stockholders’ Equity	375,378	520,153
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	403,742	892,427

Cash flow Statements

The following are the Company’s unaudited interim consolidated condensed cash flow statements for the nine month periods ended September 30, 2007 and 2008:

(In thousands of U.S. dollars)
	Nine months Ended September 30,
	2007	2008
Cash Flows from Operating Activities:	(Unaudited)	(Unaudited)
Net income	1,797	83,537
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	2	35,039
Amortization of fair value of above market acquired time charter agreements	-	727
Amortization of fair value of below market acquired time charter agreements	-	(52,538)
Amortization of deferred finance charges	-	147
Vessel impairment loss	-	3,625
Stock – based compensation	-	2,658
Other non cash charges	-	43
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Value of trust account	(4,944)	-
Trade accounts receivable	-	(584)
Inventories	-	(165)
Prepaid expenses and other receivables	31	(619)
Due from related party		(4)
Due from Managers	-	(1,128)
Increase/(Decrease) in:
Accounts payable	(209)	2,329
Due to related party	-	632
Accrued liabilities	-	4,967
Due to Managers		115
Income taxes payable	(207)	-
Deferred interest	1,714	-
Deferred revenue	-	4,911
Net cash (used in) \ provided by Operating Activities	(1,816)	83,692

Cash Flows from Investing Activities:

Additions to vessel cost and office equipment	(11)	(413,354)
Cash paid for above market acquired time charter		(14,425)
Increase in restricted cash	-	(13,010)
Net cash used in Investing Activities	(11)	(440,789)

Cash Flows from Financing Activities:
Proceeds from bank loan	-	317,500
Bank loan repayment	-	(12,500)
Proceeds from exercise of warrants	-	94,155
Repurchase of shares and warrants	-	(11,710)
Financing costs paid	-	(1,625)
Cash dividend	-	(42,814)
Net cash provided by Financing Activities	-	343,006

Net (decrease) in cash and cash equivalents	(1,827)	(14,091)
Cash and cash equivalents at beginning of period	2,118	18,985
Cash and cash equivalents at end of period	291	4,894
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest payments	-	4,896
Non-cash items:
Accrual of deferred costs	785	-
Issue of common stock at fair value for delivery of vessels	-	18,946
Fair value of below market acquired time charter agreements	-	79,103

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Bulk Carriers Corp.

Dated: November 25, 2008	By: /s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis
Title: Chief Executive Officer and President

SK 25767 0001 942017